82-34642

0302

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

20th September, 2002

SEC MAIL PROCESSING
RECEIVED
OCT 07 2002
WASH. D.C. 154 SECTION

02055300

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C.20549.

Re: Beijing Enterprises Holdings Limited –
Information Furnished Pursuant to
Rule 12g-3-2(b) Under the Securities
Exchange Act of 1934 (File No.82-5242)

SUPPL

PROCESSED
OCT 23 2002
THOMSON
FINANCIAL

Dear Sirs:

On behalf of Beijing Enterprises Holdings Limited, enclosed are copies of following documents to be furnished to the Securities and Exchange Commission (the "commission") pursuant to subparagraph (1) (iii) of Rule 12g-3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"):-

Date	Nature of Documents
10th July 2002	Formation of Joint Venture Company
1st August 2002	Announcement-delay in Despatch of Circular
20th August 2002	Land acquisition announcement
17th September 2002	2002 interim results announcement

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise

dw 10/10

TT/kl/out_sec001

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions in connection with this matter, please contact Mr. Thomas Tsang at (852) 2105 6330

Very truly yours,

Thomas Tsang

(enclosures)

TT/kl/out_sec001

File no. 82-5242

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT
DELAY IN DESPATCH OF CIRCULAR

The Company has applied to Stock Exchange for an extension of time for the despatch of the Circular in order to have an additional time to consider the appropriate accounting policy of the JV Company.

Reference is made to the announcement made by the board of directors of Beijing Enterprises Holdings Limited dated 10th July, 2002 (the "Announcement"). Terms in this announcement shall have the same meanings as those defined in the Announcement unless defined otherwise.

Pursuant to 14.29(2) of Listing Rules, the Company is required to issue a circular including the details of the proposed restructuring and formation of JV Company (the "Circular") to the Shareholders within 21 days of the date of the Announcement. As the Company requires additional time to clarify with other shareholders of JV Company in respect of adopting appropriate accounting policy of the JV Company required to be contained in the Circular, application has been made to the Stock Exchange for an extension of time from 1st August, 2002 until 16th August, 2002 for the despatch of the Circular.

By Order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, 1st August, 2002

Please also refer to the published version of this announcement in ***(The Standard)***

File no. 82-5242

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

(website: www.behl.com.hk)

ANNOUNCEMENT
INTERIM RESULTS FOR THE SIX MONTHS ENDED 30th JUNE, 2002

CHAIRMAN'S STATEMENT

I am pleased to announce the unaudited interim results of Beijing Enterprises Holdings Limited (the "Company") and its subsidiaries (the "Group") for the six months ended 30th June, 2002. The consolidated turnover of the Group was HK$3.32 billion in the first half of 2002, increased by 15.8% comparing to the corresponding period last year. Net profit attributable to shareholders was HK$216.12 million, down by 25% comparing to the first half of 2001.

INTERIM DIVIDEND

The Board of Directors of the Company has resolved to declare an interim dividend of HK10 cents per share in cash for the six months ended 30th June, 2002 (2001: HK10 cents) payable on 22nd October, 2002 to shareholders whose names appear on the registers of members of the Company on 11th October, 2002.

UNAUDITED INTERIM RESULTS

The Board of Directors of the Company is pleased to announce the unaudited consolidated interim results of the Group for the six months ended 30th June, 2002 together with the comparative figures, as follows:

Condensed Consolidated Profit and Loss Account

For the six months ended 30th June, 2002

		Six months ended 30th June,	
		2002	2001
	Notes	**Unaudited**	Unaudited
		HK$'000	*HK$'000*
TURNOVER	3	**3,324,301**	2,870,524
Cost of sales		**(2,346,992)**	(2,042,346)
Gross profit		**977,309**	828,178
Interest income		**31,208**	72,525
Other revenue and gains, net	4	**70,973**	96,877

Selling and distribution costs		**(264,420)**	(179,965)
Administrative expenses		**(364,720)**	(357,035)
Other operating expenses, net		**(26,396)**	(29,410)
PROFIT FROM OPERATING ACTIVITIES	5	**423,954**	431,170
Finance costs	6	**(112,757)**	(110,861)
Share of profits and losses of:			
Jointly-controlled entities		**7,663**	7,092
Associates		**38,117**	108,660
PROFIT BEFORE TAX		**356,977**	436,061
Tax	7	**(83,442)**	(71,551)
PROFIT BEFORE MINORITY INTERESTS		**273,535**	364,510
Minority interests		**(57,419)**	(76,529)
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS		**216,116**	287,981
INTERIM DIVIDEND	8	**62,250**	62,250
EARNINGS PER SHARE — Basic	9	**HK$0.35**	HK$0.46

Notes:

1. Basis of Preparation and Principal Accounting Policies

The unaudited condensed consolidated interim financial statements are prepared in accordance with Statement of Standard Accounting Practice ("SSAP") No. 25, "Interim financial reporting", issued by the Hong Kong Society of Accountants (the "HKSA") and Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The accounting policies and basis of preparation used in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those used in the preparation of the audited financial statements for the year ended 31st December, 2001 except that the Group has adopted the following new or revised SSAPs issued by the HKSA which are effective for accounting periods commencing on or after 1st January, 2002:

SSAP 1 (revised)	:	Presentation of financial statements
SSAP 11 (revised)	:	Foreign currency translation
SSAP 15 (revised)	:	Cash flow statements
SSAP 25 (revised)	:	Interim financial reporting
SSAP 34	:	Employee benefits

These SSAPs prescribe new accounting measurement and disclosure practices. The adoption of these SSAPs during the current financial period does not have any significant impact on the Group's profit or shareholders' equity, except that the presentation of certain items and balances in the condensed consolidated interim financial statements have been revised to comply with the new requirements.

2. Segment Information

An analysis of the Group's revenue and results by business and geographical segments for the six months ended 30th June, 2002 is as follows:

(a) *Business segments*

For the six months ended 30th June, 2002

	Brewery operations unaudited *HK$'000*	Retail operations unaudited *HK$'000*	Dairy operations unaudited *HK$'000*	Expressway operations unaudited *HK$'000*	Water treatment operations unaudited *HK$'000*	Hotel operations unaudited *HK$'000*	Tourism operations unaudited *HK$'000*	Property construction and development unaudited *HK$'000*	Telecom-munications and IT related services and products unaudited *HK$'000*	Corporate and others unaudited *HK$'000*	Eliminations unaudited *HK$'000*	Consolidated unaudited *HK$'000*
Segment revenue:												
Sales to external customers	1,115,437	910,665	471,679	169,621	173,625	69,814	76,682	54,066	90,708	192,004	—	3,324,301
Intersegment sales	—	—	—	—	—	—	—	—	—	192	(192)	—
Other revenue	11,982	7,481	6,612	279	—	182	1,979	630	—	13,221	—	42,366
Total	1,127,419	918,146	478,291	169,900	173,625	69,996	78,661	54,696	90,708	205,417	(192)	3,366,667
Segment results	113,811	54,264	31,345	124,298	70,164	2,332	7,399	(13,372)	(3,112)	(18,090)		369,039
Interest income												31,208
Unallocated revenue and gains												28,607
Unallocated expenses												(4,900)
Profit from operating activities												423,954
Finance costs												(112,757)
Share of profits and losses of:												
Jointly-controlled entities	(3,771)	(1,112)	12,546	—	—	—	—	—	—	—		7,663
Associates	(35)	(77)	—	—	—	—	—	—	33,299	4,930		38,117
Profit before tax												356,977
Tax												(83,442)
Profit before minority interests												273,535
Minority interests												(57,419)
Net profit from ordinary activities attributable to shareholders												216,116

For the six months ended 30th June, 2001

	Brewery operations unaudited *HK$'000*	Retail operations unaudited *HK$'000*	Dairy operations unaudited *HK$'000*	Expressway operations unaudited *HK$'000*	Water treatment operations unaudited *HK$'000*	Hotel operations unaudited *HK$'000*	Tourism operations unaudited *HK$'000*	Property construction and development unaudited *HK$'000*	Telecom-munications and IT related services and products unaudited *HK$'000*	Corporate and others unaudited *HK$'000*	Eliminations unaudited *HK$'000*	Consolidated unaudited *HK$'000*
Segment revenue:												
Sales to external customers	1,091,907	894,924	451,000	147,558	98,935	59,705	69,270	10,761	3,383	43,081	—	2,870,524
Intersegment sales	—	—	—	—	—	—	—	—	—	—	—	—
Other revenue	13,322	18,430	6,559	1,120	—	112	862	—	—	—	—	40,405
Total	1,105,229	913,354	457,559	148,678	98,935	59,817	70,132	10,761	3,383	43,081	—	2,910,929
Segment results	118,688	34,716	22,111	107,180	63,530	(999)	3,472	(3,186)	1,766	(40,105)		307,173
Interest income												72,525
Unallocated revenue and gains												56,472
Unallocated expenses												(5,000)
Profit from operating activities												431,170
Finance costs												(110,861)
Share of profits and losses of:												
Jointly-controlled entities	(1,460)	712	6,428	—	—	—	—	—	1,412	—		7,092
Associates	612	46	—	—	—	—	—	—	106,139	1,863		108,660
Profit before tax												436,061
Tax												(71,551)
Profit before minority interests												364,510
Minority interests												(76,529)
Net profit from ordinary activities attributable to shareholders												287,981

(b) *Geographical segments*

	Hong Kong Six months ended 30th June, 2002 unaudited HK$'000	Hong Kong Six months ended 30th June, 2001 unaudited HK$'000	Elsewhere in the PRC Six months ended 30th June, 2002 unaudited HK$'000	Elsewhere in the PRC Six months ended 30th June, 2001 unaudited HK$'000	Overseas Six months ended 30th June, 2002 unaudited HK$'000	Overseas Six months ended 30th June, 2001 unaudited HK$'000	Eliminations Six months ended 30th June, 2002 unaudited HK$'000	Eliminations Six months ended 30th June, 2001 unaudited HK$'000	Consolidated Six months ended 30th June, 2002 unaudited HK$'000	Consolidated Six months ended 30th June, 2001 unaudited HK$'000
Segment revenue:										
Sales to external customers	**8,066**	4,424	**3,241,111**	2,849,043	**75,124**	17,057	**—**	—	**3,324,301**	2,870,524
Intersegment sales	**—**	—	**192**	—	**—**	—	**(192)**	—	**—**	—
Other revenue	**13,221**	—	**29,145**	40,405	**—**	—	**—**	—	**42,366**	40,405
Total segment revenue	**21,287**	4,424	**3,270,448**	2,889,448	**75,124**	17,057	**(192)**	—	**3,366,667**	2,910,929
Segment results	**(8,136)**	(23,390)	**375,993**	331,161	**1,182**	(598)	**—**	—	**369,039**	307,173
Interest income									**31,208**	72,525
Unallocated revenue and gains									**28,607**	56,472
Unallocated expenses									**(4,900)**	(5,000)
Profit from operating activities									**423,954**	431,170

3. Turnover

Turnover represents: (1) the aggregate of the invoiced value of goods sold, net of value-added tax, consumption tax and government surcharges, and after allowances for goods returned and trade discounts; (2) the aggregate of revenue from hotel operations, toll revenue, entrance fees and telecommunications and IT related services, net of business and consumption taxes and government surcharges; and (3) rental income.

4. Other Revenue and Gains, Net

	Six months ended 30th June, 2002 Unaudited HK$'000	2001 Unaudited HK$'000
Other revenue, net		
Negative goodwill recognised as income	**21,513**	11,828
Service income	**13,209**	—
Investment income	**6,847**	—
Corporate income tax and value-added tax refund	**1,488**	16,754
Others	**27,761**	23,541
	70,818	52,123
Gains, net		
Gain on partial disposal of interest in a subsidiary	**—**	19,965
Gain on disposal of short term investments	**155**	24,789
	155	44,754
	70,973	96,877

5. Profit from Operating Activities

The Group's profit from operating activities is arrived at after charging/(crediting):

	Six months ended 30th June, 2002 Unaudited HK$'000	2001 Unaudited HK$'000
Depreciation	**226,955**	193,403
Amortisation of intangible assets	**36,039**	35,334
Amortisation of goodwill	**6,840**	1,045
Negative goodwill recognised as income	**(1,562)**	(11,828)
Investment income	**(21,699)**	(31,039)

6. Finance Costs

	Six months ended 30th June, 2002 Unaudited HK$'000	2001 Unaudited HK$'000
Interest on bank loans and other loans wholly repayable within five years	**105,827**	102,941
Interest on other loans	**6,930**	7,920
	112,757	110,861

7. Tax

Hong Kong profits tax has been provided at the rate of 16% on the estimated assessable profits arising in Hong Kong for the period. No provision for Hong Kong profits tax was made in the prior period as the Group had no assessable profit arising in Hong Kong during that period. The income tax provision in respect of operations elsewhere in the PRC and overseas is calculated at the applicable tax rates on the estimated assessable profits for the period based on existing legislation, interpretations and practices in respect thereof.

	Six months ended 30th June,	
	2002	2001
	Unaudited	Unaudited
	HK$'000	*HK$'000*
Group:		
The PRC — Hong Kong	**51**	—
— elsewhere	**72,991**	52,568
Overseas	**846**	—
Overprovision in prior period, net	**(967)**	—
Deferred tax	**2,029**	—
	74,950	52,568
Share of tax of jointly-controlled entities	**4,944**	1,997
Share of tax of associates	**3,548**	16,986
	83,442	71,551

8. Interim Dividend

	Six months ended 30th June,	
	2002	2001
	Unaudited	Unaudited
	HK$'000	*HK$'000*
Proposed 2002 interim dividend of HK$0.10 (2001: HK$0.10) per ordinary share	**62,250**	62,250

9. Earnings per Share

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the period of HK$216,116,000 (2001: HK$287,981,000) and the weighted average of 622,500,000 (2001: 622,500,000) ordinary shares in issue during the period.

The exercise of the outstanding share options of the Company would not have a diluting effect to the earnings per share.

REVIEW OF INTERIM RESULTS

The audit committee has reviewed the accounting policies adopted by the Group and has discussed the internal controls and financial affairs including the review of the unaudited condensed consolidated interim financial statements for the six months ended 30th June, 2002.

BUSINESS OVERVIEW AND OUTLOOK

Management discussion and analysis

Despite a very competitive market condition in the PRC, the Group managed to grow its market share and revenue in most business sectors in the first half of 2002. However, the profit attributable to the shareholders was dragged down significantly by the sharp downturn in the business of our major associate, Beijing International Switching System Ltd. ("BISC"). The digital switching system industry in China encountered the most severest challenge in the first half of 2002 mainly due to the restructuring of the fixed line divisions of the China Telecommunication Bureau. The Company expects the performance of BISC to be improved in the second half of the year. The consolidated turnover of the Group was HK$3.32 billion in the first half of 2002, improved by 15.8% comparing to the corresponding period last year. Net profit attributable to shareholders was HK$216.12 million, down by 25% comparing to the first half of 2001.

(1) ***Consumer products***

Beer

The regional brewery companies in Shangdong province were turning around and generated strong sales volume growth for our brewery division. Sales volume reached 936,000 tons in the first half of the year which was almost 41% more than the same period last year. Net turnover increased by 11% to HK$1.15 billion. However, profit after tax was declined by 20% to HK$83.63 million mainly due to higher advertising and marketing expenses in a very competitive market.

Beijing Yanjing Brewery Company Limited, our A share listed subsidiary, is in the process of applying for issue of convertible bond in the PRC securities market. The proceeds from the proposed issue will be used to upgrade the existing facilities and acquire more regional breweries.

Dairy products and fast food

The sales volume of Beijing Sanyuan Foods Co., Ltd, ("Sanyuan Foods") grew healthily in the first half of the year. Net turnover of Sanyuan Foods increased by 8.3% to HK$472 million. Profit after tax jumped 103.4% to HK$52.11 million when compared to the same period of 2001. Profit after tax was mainly enhanced by significant contribution from Beijing Mcdonalds' and Guangdong Mcdonalds' and amortisation of negative goodwill arising from acquisition of Beijing Kraft Company Limited.

The total number of outlets operated under the franchises of Beijing Mcdonalds' and Guangdong Mcdonalds' increased to 84 and 58, respectively, at the end of June 2002. Optimal economy of scale is being achieved through expanding the number of outlets at different locations.

(2) ***Infrastructure***

Capital Airport Expressway

Traffic volume increased by 11% to 15.53 million vehicles during the period under review mainly driven by prosperous air traffic volume in Beijing Capital Airport. The net turnover and profit after tax of Beijing Capital Expressway Development Co., Ltd. amounted to HK$164 million and HK$86.9 million respectively, representing 11.4% and 3.9% growth respectively. The new toll scheme has become effective from 1st September, 2002. Revenue

derived from small vehicles will be negatively affected. However, the increase in traffic volume will be further stimulated under the new toll charge and reduction in revenue will be moderated by stronger traffic volume growth in next year.

Water Treatment Concession

Profit after amortisation on cost of the Concession right and tax remained at HK$63.7 million for the six months ended 30th June, 2002. This project continued to provide steady cash flows to the Group.

(3) ***Services***

Tourism services

The combined net turnover and profit after tax of Beijing Badaling Tourism Development Co., Ltd. amounted to approximately HK$73.7 million and 4.4 million respectively, representing 13.4% and 42.8% increase respectively over the corresponding period last year.

The net turnover of Beijing Longqingxia Tourism Development Co., Ltd. was HK$18.3 million which was increased by 13.5% and turnaround to a profit compared to the corresponding period in last year.

Hotel services

The average occupancy rate of Jianguo Hotel was improved by 7% to 78% in the first half of 2002. Net turnover and profit after tax increased by 8.2% and 227.9% respectively to HK$51.5 million and HK$3.5 million, respectively. Room rates were still under pressure due to oversupply of up market hotels in Beijing.

Retail services

The net turnover of Wangfujing Department Store Group Co., Ltd. ("Wangfujing Group") grew moderately by 4.6% to HK$1.03 billion. Chengdu store managed to capitalise on the rapid economic growth of Sichun province and recorded the highest sales volume growth in Wangfujing. However, Wangfujing Group recorded a small profit in the first half of 2002 mainly due to the lack of investment income and lower contribution from the property division.

(4) ***Technology business***

Information technology

Beijing Development (Hong Kong) Limited, the information technology flagship of the Group, has separately announced their interim results on 12th September, 2002. It had turnaround to make a small profit in the first half of 2002.

BISC (an associate)

During the period under review, BISC suffered a 70% decline in sales orders and turnover. Profit after tax declined by 66% to HK$75.6 million. The industrial downturn was mainly caused by restructuring of fixed line division of China Telecommunication Bureau. Upon completion of the restructuring exercise in June this year, the various fixed line operators in China are expected to pick up their capital investments which in turn will benefit the switching system manufacturers in the PRC.

Capitalisation and Financial Position

Shareholders' equity increased to approximately HK$7.1 billion while minority interests amounted to approximately HK$3.28 billion as at 30th June, 2002. Net bank borrowings (total bank borrowings minus cash on hand) was HK$1.267 billion at period end date representing 17.57% net debt to equity ratio. Bank borrowings were predominately in Renminbi with remaining 30% in US Dollar.

Significant Subsequent Events

The Group entered into a shareholder agreement on 10th July, 2002 with the respective subsidiaries of Beijing Capital Tourism Group Limited and Hutchison Whampoa (China) Limited to form a joint venture company engaging in hotel services and tourism services in the PRC and the U.S.A. The Group holds approximately 40% equity interest in the joint venture company.

Effective from 1st September, 2002, the toll charges for all kinds of vehicles using the Tinzhu toll station of the Capital Airport Expressway have been reduced by RMB5. On average, the revenue is expected to decrease by 30% based on similar traffic volume flow. However, the substantial traffic volume growth after the toll reduction will moderate the decrease in revenue.

Outlook

Despite temporary setback in certain business sector, the outlook for the Group remains prosperous after Beijing city successfully bided the host right for the 2008 summer Olympic Games. Certain business sectors including consumer products, infrastructure, tourism as well as information technology applications are benefiting directly from this development. We will also capitalize on any opportunities arising from this Olympic Games event, in particular, infrastructure and utilities investment opportunities in Beijing area. In the meantime, the Company will strike to complete the spin off exercise of Sanyuan Foods in the second half of the year. The proceeds derived from the initial public offering of Sanyuan Foods will accelerate the growth and expansion of Sanyuan Foods and strengthen its leading position in the dairy industry in the PRC.

CORPORATE GOVERNANCE

The Company is committed to ensuring high standards of corporate governance and transparency as the Directors believe it would increase efficiencies in the overall operations of the Group and become more competitive in markets, enhancing shareholders' value in consequence. During the period under review, the Group has adopted various corporate governance practices to ensure an effective internal control system and the proper delegation of authority.

Audit Committee

The audit committee comprised two Independent Non-Executive Directors of the Company.

Code of Best Practice

In the opinion of the Directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 to the Listing Rules throughout the accounting period covered by the interim report except that the Independent Non-Executive Directors of the Company are not appointed for specific terms but are subject to retirement by rotation in accordance with the Company's articles of association.

PURCHASE, SALE AND REDEMPTION OF SHARES

Neither the Company, nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the period under review.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from Wednesday, 9th October, 2002 to Friday, 11th October, 2002, both dates inclusive, during which period no transfers of shares will be effected. In order to qualify for the interim dividend, all transfer documents, accompanied by the relevant share certificates, must be lodged with the Company's Share Registrars, Tengis Limited at 4th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong for registration not later than 4:00 p.m. on Tuesday, 8th October, 2002.

PUBLICATION OF THE RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE

The interim report of the Company for the six months ended 30th June, 2002, together with the information required under the paragraph 46(1) to 46(6) of Appendix 16 to the Listing Rules, will be published on the Company's website *(www.behl.com.hk)* and website of the Stock Exchange *(www.hkex.com.hk)* in due course.

APPRECIATION

On behalf of the Board of Directors of the Company, I would also like to take this opportunity to express my sincere thanks to all the Group's employees for their continuous support and dedicated services.

By order of the Board
Hu Zhao Guang
Chairman

Hong Kong, 17th September, 2002

Please also refer to the published version of this announcement in the ***(South China Morning Post)***

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

Connected Transaction
Formation of a Joint Venture Company

The board of directors of Beijing Enterprises Holdings Limited (the "Company") together with its subsidiaries (the "Group") are pleased to announce a shareholders' agreement was entered into on 10th July, 2002 between Magic Melody Limited (a wholly-owned subsidiary of the Company), Proficient Investment Limited, New Civic Company Limited (both are wholly-owned subsidiaries of Beijing Capital Tourism Group Limited Company (北京首都旅遊集團有限公司), and Kingdom Development S.A. (a wholly-owned subsidiary of Hutchison Whampoa (China) Limited) (the "Shareholders' Agreement") for the proposed establishment of a joint venture company (the "JV Company") to be principally engaged in hotel services and tourism services in the People's Republic of China and the United States of America. Pursuant to the Shareholders' Agreement, Magic Melody Limited, Proficient Investment Limited, New Civic Company Limited and Kingdom Development S.A. will be holding approximately 40%, 26.42%, 6.08% and 27.5% interests in the JV Company respectively.

The Directors believe that the proposed establishment of the JV Company provides an excellent opportunity for the Group to further develop and enhance its hotel and tourism services in the People's Republic of China and outbound tourism service to the United States of America and will strengthen the Group's strategic position in Beijing city and generate synergy with operation with the businesses of the other three parties thereto of the Shareholders' Agreement.

Beijing Capital Tourism Group Limited Company (北京首都旅遊集團有限公司) is a connected person of the Company under the Listing Rules as it is a 49.5% substantial shareholder of Jian Guo Hotel Joint Venture Beijing, a 50.5% owned subsidiary of the Company.

Hutchison Whampoa (China) Limited and Kingdom Development S.A. are independent third parties not connected with the Company, directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates (as defined in the Listing Rules).

In the event that the proposed restructuring and formation of the JV Company materializes, it will constitute a connected transaction and is subject to approval by independent shareholders under 14.26(1) of the Listing Rules as the Company is forming the JV Company with a connected person as defined in the Listing Rules. Further announcement in relation to the completion of the restructuring and the formation of the JV Company will be made if and when appropriate.

INTRODUCTION

The Directors are pleased to announce that the Shareholders' Agreement was entered into between Magic Melody, Proficient, New Civic and Kingdom for the proposed establishment of the JV Company.

THE SHAREHOLDERS' AGREEMENT

Date

10th July, 2002

Parties

(i) Magic Melody

(ii) Proficient

(iii) New Civic

(iv) Kingdom, an independent third party not connected with the Company, the directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates (as defined in the Listing Rules)

Name of the JV Company

Beijing Tourism Development Company Limited (北京旅遊發展有限公司), a company to be incorporated in the Cayman Islands with limited liability. Authorised share capital is HK$50,000.00 of par value HK$1.00 each, HK$10,000 of which will be issued on or before 10th January, 2003.

Shareholding of and assets to be injected into the JV Company

Pursuant to the Shareholders' Agreement, each of the party thereto will inject their assets into the JV Company. Magic Melody will be injecting its 50.5%, 75% and 75%, representing the entire equity interests held by the Magic Melody of Jian Guo, Badaling and Long Qing Xia respectively at an aggregate agreed value of approximately HK$508.0 million into the JV Company.

Proficient and Kingdom in the ratio of 49% and 51% respectively will be injecting their aggregate 82% equity interests of Great Wall Hotel Joint Venture of Beijing at an aggregate agreed value of approximately HK$684.8 million into the JV Company. New Civic will be injecting its 75% equity interest of Holiday Inn Hotel located at San Francisco, California, held by a subsidiary of New Civic, at an agreed value of approximately HK$77.2 million into the JV Company. The total value of the assets to be injected into the JV Company amounts to approximately HK$1,270 million.

According to the agreed values of the assets that are to be injected into the JV Company by each party thereto, Magic Melody, Proficient, New Civic and Kingdom will hold approximately 40%, 26.42%, 6.08% and 27.5% equity interests in the JV Company respectively. The values of Jian Guo, Badaling and Long Qing Xia, Great Wall Hotel Joint Venture of Beijing, Holiday Inn Hotel are determined on the basis of their audited net asset value as adjusted by the revaluation carried by an independent professional valuer. The values of 50.5% Jian Guo, 75% Badaling and 75% Long Qing Xia are HK$135,065,000, HK$279,553,000 and HK$93,407,000 respectively.

Based on audited accounts, the net asset value in 2001 and the profits after tax in 2000 and 2001 of Jian Guo, Badaling and Long Qing Xia respectively are as follows:

	Net Asset Value at 31.12.2001 *(HK$'000)*	**Profit after tax for year ended 31.12.2001** *(HK$'000)*	**Profit after tax for year ended 31.12.2000** *(HK$'000)*
Jian Quo	281,729	10,041	14,964
Badaling	291,524	13,488	3,195
Long Qing Xia	123,953	2,568	4,502

Initial advances to the JV Company

Pursuant to the term of the Shareholders' Agreement, the parties thereto agree to make interest free advances of HK$15,000,000 to the JV Company as initial working capital, particulars of which are as follows:—

(1) 40% (being approximately HK$6.00 million) will be contributed in cash from Magic Melody's internal resource;

(2) 26.42% (being approximately HK$3.963 million) will be contributed in cash by Proficient;

(3) 6.08% (being approximately HK$0.912 million) will be contributed in cash by New Civic; and

(4) 27.5% (being approximately HK$4.125 million) will be contributed in cash by Kingdom.

The parties hereto have no other commitments or liabilities to provide further funding to the JV Company.

Scope of business of the JV Company

It is planned that the JV Company will be principally engaged in hotel services and tourism services in the PRC and the U.S. The JV Company is treated as jointly-controlled company of the Company for accounting purpose.

Board of directors of the JV Company

The Board of director comprise 9 directors. The Company is entitled to appoint 4 directors. Proficient and New Civic are together entitled to appoint 3 directors and Kingdom is entitled to appoint 2 directors.

REASONS FOR FORMATION OF THE JV COMPANY

The Group is engaged in a diversified range of business in four major sectors: the consumer goods sector, the infrastructure sector, the tourism and retail services sector (comprising of department chain stores, hotel services as well as tourism services) and the technology sector.

In view of the PRC's impending accession to the World Trade Organization and Beijing's successful bid to host the 2008 Olympic Games, the Directors are of the opinion that it will stimulate business and leisure travel to the PRC. Capitalizing on this favourable environment, the Group is seeking opportunities to business expansion on its tourism and hotel services in the PRC as well as outbound tourism service to the U.S.. With the four parties thereto of the Shareholders' Agreement asset injections into the JV Company, the Group will be able to enlarge its hotel properties portfolio especially in Beijing. The Directors believe that the proposed establishment of the JV Company provides an excellent opportunity for the Group to further develop and enhance its hotel and tourism services in the PRC and outbound tourism service to the U.S. and will strengthen the Group's strategic position in Beijing city and generate synergy with operation with the businesses of other three parties thereto of the Shareholders' Agreement.

INFORMATION ON PROFICIENT AND NEW CIVIC

Proficient was incorporated in Hong Kong and New Civic was incorporated in the U.S.. Both Proficient and New Civic are companies wholly owned by Beijing Capital. Proficient and New Civic are principally engaged in hotel services in the PRC and U.S. respectively.

INFORMATION ON KINGDOM

Kingdom is a wholly-owned subsidiary of Hutchison Whampoa (China) Limited. Both Kingdom and Hutchison Whampoa (China) Limited are independent third parties not connected with the Company, directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates (as defined in the Listing Rules). Kingdom was incorporated in the Republic of Panama and is principally engaged in hotel services in the PRC and its principal asset is Beijing Great Wall Sheraton Hotel in Beijing.

GENERAL

Proficient and New Civic are wholly-owned subsidiaries of Beijing Capital. Beijing Capital is connected person of the Company under the Listing Rules as it is a 49.5% substantial shareholder of Jian Guo Hotel Joint Venture Beijing, a 50.5% owned subsidiary of the Company. Beijing Capital and its associates are not the shareholders of the Company and no shareholders of the Company are required to abstain from voting. In the event that the proposed restructuring and formation of the JV Company materializes, it will constitute a connected transaction and is subject to the approval of the independent shareholder under 14.26(1) of the Listing Rules as the Company is forming the JV Company with a connected person as defined in the Listing Rules. The Company will issue a circular to the shareholders which include the details of the formation of the JV Company and an opinion from an independent financial adviser. Further announcement in relation to the completion of the restructuring and the formation of the JV Company will be made if and when appropriate.

DEFINITION

"Beijing Capital"	Beijing Capital Tourism Group Limited (北京首都旅遊集團有限公司), a joint stock limited company established under the laws of the PRC
"Badaling"	Beijing Badaling Tourism Development Co., Limited, a sino-foreign equity joint venture company established under the laws of the PRC
"Company"	Beijing Enterprises Holdings Limited 北京控股有限公司, a company incorporated under the laws of Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"Directors"	Directors of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"JV Company"	Beijing Tourism Development Company Limited (北京旅遊發展有限公司), a company to be incorporated in the Cayman Islands with limited liabilities by Magic Melody, Proficient, New Civic and Kingdom pursuant to the Shareholders' Agreement
"Jian Guo"	Jian Guo Hotel Joint Venture Beijing, a sino-foreign equity joint venture company established under the laws of the PRC

"Kingdom"	Kingdom Development S.A., a company incorporated under the laws of the Republic of Panama with limited liability and a wholly-owned subsidiary of Hutchison Whampoa (China) Limited
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Long Qing Xia"	Beijing Long Qing Xia Tourism Development Co., Limited, a sino-foreign equity joint venture company established under the laws of the PRC
"Magic Melody"	Magic Melody Limited, a company incorporated under the laws of the British Virgin Islands with limited liability and a wholly-owned subsidiary of the Company
"New Civic"	New Civic Company Limited, a company incorporated under the laws of the U.S. with limited liability and a wholly-owned subsidiary of Beijing Capital
"PRC"	the People's Republic of China, excluding the Hong Kong Special Administrative Region of the People's Republic of China, the Macau Special Administrative Region of the People's Republic of China and Taiwan for the purpose of this announcement
"Proficient"	Proficient Investment Limited, a company incorporated under the laws of Hong Kong with limited liability and a wholly-owned subsidiary of Beijing Capital
"Shareholders' Agreement"	the shareholding agreement dated 10th July, 2002 entered into between the Company, Proficient, New Civic and Kingdom
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"U.S."	United States of America
"%"	per cent.

By order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, 10th July, 2002

Please also refer to the published version of this announcement in The Standard.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION

Beijing Enterprises Holdings Limited (the "Company") announces that Beijing San Yuan Jia Ming Property Development Company Limited, an indirect subsidiary of the Company as Purchaser, has today entered into a Sale and Purchase Agreement, for the acquisition of a piece of land with area of 22,012.1 square metres in a consideration of RMB22.75 million (approximately HK$21.44 million) from Beijing Jia Ming Property Development Company Limited (the Vendor).

As the Vendor is a subsidiary of Beijing Jia Ming Investment Management Company Limited which is a substantial shareholder of the subsidiary of the Company, the acquisition by the Purchaser constitutes connected transaction under Listing Rules

The consideration for the acquisition represents less than 3% of the audited consolidated net tangible assets of the Company as disclosed in its latest published financial statements, the acquisition falls under Rule 14.25(1) of the Listing Rules. Details of Sale and Purchase Agreement will be included in the next published annual report and financial statements of the Company in accordance with Rule 14.25(1) (A) to (D) of the Listing Rules.

SALE AND PURCHASE AGREEMENT, DATED 29TH AUGUST, 2002

Parties

(1) The Vendor : Beijing Jia Ming Property Development Company Limited, a subsidiary of Beijing Jia Ming Investment Management Company which is a substantial shareholder of the Beijing San Yuan Jia Ming Property Development Company Limited, a subsidiary of the Company;

(2) The Purchaser : Beijing San Yuan Jia Ming Property Development Company Limited, an indirect owned subsidiary of the Company;

The Assets acquired

The Vendor has agreed to sell and the Purchaser has agreed to purchase a piece of land with total area of 22,012.1 square meters located at Chen Yin Village, Dong Xiao Kou Town, Chang Ping District, Beijing ("the Land").

CONDITIONS

The acquisition of the Land is completed upon the following conditions are fullfilled by the Vendor:-

(1) The payment of fee for the grant of the land use right of the Land;

(2) Completion of demolition and foundation infrastructure works in the Land; and

(3) Obtaining all governmental approvals and authorisation relating to the construction of the Land.

CONSIDERATION

The consideration is RMB22,750,000 (approximately HK$21,435,975) which is determined after arm's length negotiations with reference to the value of the Land in RMB23,090,000 (approximately HK$21,756,337) as at 8th February, 2002 assessed by Beijing Development Evaluation Company, an independent valuer recognised by the Government of People's Republic of China. The Purchaser will pay RMB5,000,000 as refundable earnest money upon signing of Sale and Purchase Agreement, the balance of the consideration is payable upon completion. The payment of consideration is funded by internal resources of the Company.

In view of above mentioned, the directors (including independent non-executve directors) of the Company consider that the acquisition of the Land is on normal commercial terms and the terms are fair and reasonable so far as the Company and its shareholders taken as a whole are concerned.

Reasons for the acquisition

The Purchaser is a subsidiary of San Yuan Foods Co., Ltd. (San Yuan). It was established to carry on property development business and has successfully developed several residential projects in the past few years. Since the property market in Beijing has encountered a strong growth upon China's accession to World Trade Organisation and Beijing's Winning bid for 2008 Olympiad, the acquisition of Land will increase the land bank of the Purchaser for residential development purposes and minimize the adverse effects due from the fluctuation of property market in Beijing. Further, it will enable San Yuan to develop further its business in Beijing thus enhancing the Company's profitability.

General

As Beijing Jia Ming Investment Management Company Limited is a substantial shareholder of a Beijing San Yuan Jia Ming Property Development Company Limited, an indirect owned a subsidiary of the Company, the acquisition constitutes connected transaction under the Listing Rules. The consideration payable by Purchaser is less than 3% of the audited consolidated net tangible assets of the Company as disclosed in its latest published financial statements for the year ended 31st December, 2001.

On that basis, the acquisition falls under Rule 14.25(1) of the Listing Rules. Details of the terms of the Sale and Purchase Agreement be disclosed in the Company's annual report as described in Rule 14.25(1)(A) to (D) of the Listing Rules.

The Company is engaged in four areas of business: Consumer Goods, Infrastructure, Services and Technology.

By order of the Board
TAM Chun Fai
Company Secretary

Hong Kong, 29th August, 2002

The conversion of RMB into HK$ in this announcement is based on the approximate exchange rate of HK$1.00 = RMB1.0613

Please also refer to the published version of this announcement in the ***(The Standard)***